Exhibit 99.2

Interview published in German newspaper Börsen-Zeitung:

“A historic day for Bayer”

Chief Financial Officer:  The purchase price increase will be financed with additional equity capital exclusively

BZ: Mr. Dietsch, Bayer has signed the agreement to make the biggest acquisition in the company’s history. What is the timeline from now on?

Dietsch: Today is a historic day for Bayer.  We are very pleased to have reached an agreement with Monsanto’s management. The next step is to ask Monsanto’s stockholders. That will be done at a general meeting yet to be convened. And in the U.S. an advance submission has to be made to the SEC as well. The aim is to convene a general meeting before the end of this year or early next year at the latest.

BZ: Will a simple majority at the general meeting be enough to clinch the deal?

Dietsch: Yes, a simple majority is sufficient. Upon closing we would then become the sole stockholder of Monsanto. We need the consent of Monsanto’s stockholders along with antitrust and other regulatory approvals.

BZ: When do you expect to get clearance from the antitrust authorities?

Dietsch: The general meeting will be convened as soon as possible. We expect final antitrust approval by around the end of next year.

BZ: So until then the deal still hangs in the balance and Monsanto’s stockholders don’t get any money?

Dietsch: That’s correct. Antitrust approvals are among the conditions for closing the transaction.

BZ: Will you wait until after the general meeting before refinancing the transaction?

Dietsch: First, we’ve signed a bridge financing agreement with five banks for 57 billion dollars, which is the equity value of the transaction. The difference to the 66 billion consists of debt on Monsanto’s balance sheet. The multi-year credit facility gives us flexibility in refinancing the deal. We will decide on the individual financing components depending on the progress made in the negotiations with regulators and the situation on the capital markets.

BZ: Did you get any acceptance pledges from Monsanto stockholders in advance?

Dietsch: No, we didn’t actively seek contact with the stockholders. But we always provided timely information to the capital markets.

BZ: Last week Henkel placed a negative-yielding bond. To what extent has the current interest-rate environment expedited the acquisition?

Dietsch: The low-interest environment plays very little part in it. Our internal calculations are based on the cost of capital. Our capital cost factor for this transaction in euros is currently 7.5%. That means that we must earn significantly more than 7.5% for the deal to benefit our stockholders. The second step will then be to see how we can best finance the transaction. Of course we will be pleased if we are able to place long-term bonds at low rates of interest when the time comes.

BZ: You plan to finance 19 billion dollars with equity capital — a rights issue and mandatory convertible bonds. Can you say something about the split between the two instruments?

Dietsch:  The capital increase by way of a rights issue will make up by far the greater part of the equity component. By that I mean roughly 75%.

BZ: During the takeover negotiations, some of your stockholders were saying that good governance demands such an enormous capital increase be approved by a stockholders’ meeting. What is Bayer’s position on this?

Dietsch: The arrangement we have under the German system is that we ask the stockholders’ meeting to authorize a capital increase of up to a certain amount. That authorization is then valid for five years. We last did this in 2014. So we have this authorization, but are not taking full advantage of it. There is no reason to ask the stockholders again.

BZ: You can increase  the capital stock by up to 25% by way of a rights issue. On top of that come the new shares to service the convertible bond. How large is this total framework?

Dietsch: In total we have access to 35% of the capital stock through a rights issue plus 10%, or a maximum of 6 billion euros, through a convertible bond. Based on the current share price, the figure of about 19 billion dollars we gave is well below the maximum amount.

BZ: So what will the ratio of net debt to earnings before interest, taxes, depreciation and amortization (Ebitda) be in the end?

Dietsch: Net debt, including pension obligations, immediately after closing will be more than four times the combined Ebitda.

BZ: How will that affect your credit rating? Standard & Poor’s had held out the prospect of a two-notch downgrade to “BBB” based on the original offer of 122 dollars per share. Now Bayer is paying significantly more. Does that mean an even bigger downgrade?

Dietsch: On the contrary. We have said from the beginning that we intend to protect our rating. We are aiming for a solid investment-grade rating. That was the goal at 122 dollars, and that’s the goal at 128 dollars. That’s another reason why we are now financing the purchase price increase with additional equity capital rather than further debt.